FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                  Chief Financial Officer
                  Teva Pharmaceutical Industries Ltd.
                  (011) 972-2-589-2840
                  George Barrett
                  President and CEO
                  Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                  Liraz Kalif / Kevin Mannix
                  Investor Relations
                  (011) 972-3-926-7554 / (215) 591-8912

TEVA ANNOUNCES TENTATIVE APPROVAL OF DIVALPROEX SODIUM DELAYED-RELEASE TABLETS

Jerusalem, Israel, January 12, 2006 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's ANDA for Divalproex Sodium Delayed-Release Tablets USP, 125 mg, 250 mg and 500 mg. Final approval of this product is anticipated upon expiration of patent protection for the brand product in January 2008.

Upon final approval, Teva's Divalproex Sodium Delayed-Release Tablets will be the AB-rated generic equivalent of Abbott's Depakote® Tablets. This product is indicated for treatment of manic episodes associated with bipolar disorder, prophylaxis of migraine headaches, and as therapy in several types of epileptic disorders.

The brand product has annual sales of approximately $813 million.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)


By: /s/ Dan Suesskind
           Name: Dan Suesskind
           Title: Chief Financial Officer

Date: January 12, 2006